

October 14, 2016

Mail Stop 4720

<u>Via E-mail</u>
Antony P. Ressler
Chairman and Chief Executive Officer
Ares Management, L.P.
2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067

     Re: **Ares Management, L.P.**
             Form 10-K for the Fiscal Year Ended December 31, 2015
             Filed February 29, 2016
             File No. 001-36429

Dear Mr. Ressler:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                /s/ Hugh West

                                Hugh West
                                Accounting Branch Chief
                                Office of Financial Services